EXHIBIT 99.1

Historically Black College and University Students Gear Up for Madden NFL 23 x HBCU Tournament Finals Competition during Super Bowl LVII Week

Finals competition to premiere on February 11 at 3 PM ET on NFL YouTube Channel with Dallas Cowboys’ Micah Parsons, ESPN’s Tiffany Green, and XSET’s Erin Ashley Simon as hosts

Program highlighted by 200% YoY player participation

and a record number of schools competing

TORONTO, ON / ACCESSWIRE /February 1, 2023/ GameSquare Esports (CSE:GSQ)(OTCQB:GMSQF) (“GameSquare”) announces that The National Football League (NFL) unveiled its plans for the HBCU student finalists who participated in the 3rd annual EA SPORTS™ Madden NFL 23 x HBCU Tournament with an exclusive experience during Super Bowl LVII week. Students will journey to Phoenix for a week filled with job shadowing opportunities and events with the NFL as well as the Madden NFL 23 x HBCU finals. Each student finalist will receive a ticket to attend Super Bowl LVII, on February 12, 2023, at State Farm Stadium.

Throughout the week, the NFL will host the student finalists to learn the business side of football at various events and activations. Students will receive valuable career advice from NFL executives and key stakeholders while participating in immersive job training. Additionally, Microsoft has expanded its sponsorship support this year and will be creating a custom networking event at the Microsoft office in Tempe where students will get a chance to connect with employees.

Leading up to the finals, EA’s Next Generation Talent team is hosting enhanced career development sessions including tips for creating LinkedIn profiles, resume building, networking strategies, email etiquette, and more. These sessions are uniquely designed to prepare and equip the students with fundamental skills for life after college.

Dallas Cowboys Linebacker, Micah Parsons, ESPN Commentator Tiffany Green, and XSET’s Chief Culture Officer and Co-Owner Erin Ashley Simon will serve as hosts of the Madden NFL 23 x HBCU tournament finals show which premieres on February 11 at 3:00 PM ET on the NFLYouTube channel. HBCU finalists will go head-to-head competing for the Madden NFL 23 x HBCU title and a piece of the $70,000 prize pool in cash and prizes.

“I am extremely excited to partner with the NFL to participate in the Madden NFL 23 X HBCU Tournament,” said Micah Parsons. “Programs like this are essential to promote professional skills and competition amongst the next generation of leaders in gaming and sports.”

The Madden NFL 23 x HBCU Tournament is driven by the NFL’s commitment to inclusivity and accessibility in both traditional sports and esports. The program experienced significant growth in its third season, with player participation expanding by 200 percent year-over-year.

School representation increased by more than 44% to 56 schools with the finalists representing 11 HBCUs. To diversify student point of entry and participation, the NFL hosted the first all-women’s bracket, to encourage more women participation, and the first Madden HBCU Showcase, where students submitted video applications to be a part of the esports production and experienceship. Kaleb Levarity from Florida A&M University and Antoine Richardson from Southern University were both selected.

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Madden NFL 23 HBCU Top Student Finalists

School	Name	Madden Gamer Tag
Albany State University	Alon Anwoju	Kinglon_23
Albany State University	Andre Patterson	SkrappedUpped
Bowie State University	Jaquai Bell	Shelikesmontana
Delaware State University	Christopher Webb	Sbc_Gaming_1of1
Fort Valley State University	Dametri Hill Jr.	Neighbor
Fort Valley State University	Tykevious Dequante Ivory	Equipedbulldog2
Grambling State University	Donald Ray White III	DonTnp4L
Livingstone College	Shareik Syncere Rutledge	GlahGlahShellz
Morgan State University	Deandre Moodie	NewtoXbox909
Morgan State University	Jayson Hill	Umyp
North Carolina A&T University	DeSean Wade Neclos, Jr.	ThaRealSuave
North Carolina A&T University	Quran Watts	Callingwolves_
Savannah State University	Jeremy Griffin	BTWJAYY-

This year’s tournament features prizing and support from official partners of the NFL.

•	Microsoft: Microsoft to donate Xbox Series X + Surface Pro products
•	Visa: Visa will be contributing Visa Prepaid products for each of the students to use to help pay for their meal expenses during the week.
•	Other partners include Fanatics, Fan Creations, Igloo Products Corp., New Era Cap LLC, Rico Industries, Inc., SOAR (Prime Brands Group), Sporticulture, STARTER (G-III Apparel Group), Zipchair, and Zippo who have donated prize packages featuring the favorite teams of each of the students.

For the second year, Gaming Community Network (GCN) partnered with the NFL to manage the marketing, qualifiers, registration, online tournament execution, talent management, and produce the broadcast.

About the NFL HBCU Initiative

In May 2016, the NFL launched Strength of HBCUs, Impacting Pro Football Since 1948in partnership with two prominent HBCU athletic conferences — the Mid-Eastern Athletic Conference (MEAC) and Southwestern Athletic Conference (SWAC). The initiative has since expanded to also include other conferences and schools to recognize and strengthen its relationships with HBCUs across the country. Through these relationships, the NFL has developed several HBCU-focused programs to educate and connect students to careers in football administration and the sports industry at large.

About Electronic Arts (EA)

Electronic Arts is a global leader in digital interactive entertainment. The Company develops and delivers games, content and online services for Internet-connected consoles, mobile devices and personal computers.

In fiscal year 2022, EA posted GAAP net revenue of approximately $7 billion. Headquartered in Redwood City, California, EA is recognized for a portfolio of critically acclaimed, high-quality brands such as EA SPORTS™ FIFA, Battlefield™, Apex Legends™, The Sims™, Madden NFL, Need for Speed™, Titanfall™, Plants vs. Zombies™ and F1®. More information about EA is available at www.ea.com/news.

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EA SPORTS, Battlefield, Need for Speed, Apex Legends, The Sims, Titanfall and Plants vs. Zombies are trademarks of Electronic Arts Inc. John Madden, NFL, FIFA and F1 are the property of their respective owners and used with permission.

About Gaming Community Network

GCN, Inc. (Gaming Community Network) is the only independent media group completely dedicated to gaming and esports across community sites, content producers, influencers and tournament/event operators. Bridging the gap between traditional media and gaming with a “Gamer First” promise, GCN’s aggregated & integrated proprietary media network reaches 65M+ MAU’s in the US (115M+ MAUs globally) driving scale for premium content designed to provoke and share conversations. GCN builds bespoke strategy solutions from content creation to full-scale tournaments for any endpoint be it social, broadcast TV or live stream. As a GameSquare Esports Inc. (stock: GSQ, Canadian Stock Exchange) subsidiary, GCNcollaborates with its partners to deliver memorable experiences for gamers and brands. To learn more, visit GCN.gg or follow on LinkedIn:www.linkedin.com/company/GamingCommunityNetwork/

About GameSquare Esports Inc.

GameSquare Inc. is a vertically integrated, international digital media and entertainment company enabling global brands to connect and interact with gaming and esports fans. GameSquare owns a portfolio of companies including Code Red Esports Ltd., an esports talent agency serving the UK, GCN, a digital media company focusing on the gaming and esports audience based in Los Angeles, USA., Cut+Sew (Zoned), a gaming and lifestyle marketing agency based in Los Angeles, USA, Complexity Gaming, a leading esports organization operating in the United States, Fourth Frame Studios, a multidisciplinary creative production studio, and Mission Supply, a merchandise and consumer products business. The Company is headquartered in Toronto, Canada

Media Contact:

National Football League (NFL)

Liana Bailey

liana.bailey@nfl.com

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